Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Entertainment Limited Announces Pricing of Follow-On Public Offering at US$4.00 per ADS
New York, April 28, 2009 — Melco Crown Entertainment Limited (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that it has priced its previously announced follow-on public offering at US$4.00 per ADS following market close on Monday, April 27, 2009 (representing a price of approximately US$1.33 per ordinary share).
The offering comprised a public offering of 18,750,000 ADSs (representing 56,250,000 ordinary shares), and an additional 67,500,000 ordinary shares. Each ADS represents three ordinary shares of Melco Crown Entertainment. The underwriters have an option to purchase up to an additional 3,750,000 ADSs (representing 11,250,000 ordinary shares) from Melco Crown Entertainment to cover over-allotments at the follow-on public offering price of US$4.00 per ADS less the underwriting discounts and commissions covering such over-allotments of ADSs. Due to strong demand from investors in Asia and the U.S., the size of the offering was increased from the previously announced 15,000,000 ADSs and 56,250,000 ordinary shares.
A special purpose vehicle that is fifty-fifty per cent owned by Melco Crown Entertainment’s two largest shareholders, Melco International Development Limited and Crown Limited, purchased 50% of the total transaction (assuming full exercise of the over-allotment option), or 67,500,000 ordinary shares.
Lawrence Ho, Co-Chairman and CEO of Melco Crown Entertainment, provided additional commentary on the transaction by saying, “We believe these efforts demonstrate the prudent management of our balance sheet, as well as a far-sighted approach to engineering a long term capital structure for our company that can withstand the inevitable volatility in the global economy — a cornerstone of our financial philosophy. This is the correct course of action for us, given the uncertainties that remain within global financial markets.”
James Packer, Co-Chairman of Melco Crown Entertainment and Executive Chairman of Crown Limited, added, “The substantial participation in this transaction by the founding shareholders of the Company, Melco International and Crown Limited, confirms our confidence in the growth outlook for Macau and Melco Crown Entertainment’s competitive position within the market. I am convinced that City of Dreams will set a new standard for casino development in Asia.''
Deutsche Bank Securities Inc. acted as sole bookrunner for the offering. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Oppenheimer & Co. Inc. acted as co-managers for the offering. A copy of the prospectus relating to this offering may be obtained from Deutsche Bank Securities, Attn: Prospectus Department, 100 Plaza One, Jersey City, NJ 07311, telephone number: +1-800-503-4611, email: prospectusrequest@list.db.com.
Melco Crown Entertainment’s registration statement relating to the securities offered in the follow-on public offering was declared effective as of April 21, 2009, by the U.S. Securities and Exchange Commission. This press release does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
City of Dreams remains on track to open in early June and the projected budget remains unchanged from previous indications to the market. As of March 31, 2009, the actual cash balance was approximately US$755 million, excluding cage cash, and, as adjusted to reflect receipt of the net proceeds of this offering (assuming no exercise of the underwriters’ over-allotment option and after deducting underwriting discounts and the estimated offering expenses payable by Melco Crown Entertainment), will be approximately US$915 million. Melco Crown Entertainment estimate that as of March 31, 2009 they had approximately US$244 million of remaining capital expenditure and pre-opening expense budgeted to be paid before the opening of City of Dreams in early June 2009.
The estimated cash balance as of March 31, 2009 and estimate of remaining capital expenditure and pre-opening expense budgeted to be paid before the opening of City of Dreams referenced in the preceding paragraph have been prepared by Melco Crown Entertainment’s management and are unaudited and neither their independent accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to these estimates.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Melco Crown Entertainment Limited (the “Company”) may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; finalization of credit facilities to finance construction of projects; the completion of the construction of our hotel casino resort projects; our acquisition and development of the Macau Peninsula site; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; obtaining approval from the Macau government for an increase in the developable gross floor area of the City of Dreams site; the formal grant of an occupancy permit for City of Dreams; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in our Annual Report on Form 20-F filed on March 31, 2009 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company’s first property, Altira Macau (www.altiramacau.com) (formerly known as Crown Macau), opened on May 12, 2007. Other development projects include City of Dreams, an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,300 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company has entered into an agreement, subject to certain conditions, to acquire a third development site on the Macau Peninsula. For more information about the Company, please visit www.melco-crown.com.
The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-100 company listed on the Australian Stock Exchange and led by Executive Chairman James Packer, who is also Co-Chairman and a Director of the Company.
For further information, please contact:
Geoffrey Davis, CFA
Senior Vice President — Corporate Finance
Tel: +1 212 671 1936
Email: geoffreydavis@melco-crown.com